Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Westport Signs New Development and Commercialization Agreement

     -New Agreement Further Demonstrates Westport's Commitment and Ability to
Develop Competitive Biogas and Natural Gas Engines and Outlines R&D Expenses
and Revenue Stream-

     VANCOUVER, July 13 /CNW/ - Westport Innovations Inc.
(TSX:WPT/NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced that Volvo Powertrain, a subsidiary of Volvo AB, and Westport have signed an agreement defining
Westport's responsibility to develop biogas- and natural gas-fuelled engine products for Volvo. For competitive reasons details of the products or markets will not be disclosed until an appropriate time. The main features of the long term relationship are as follows:

     1. Westport and Volvo will mutually agree on the priority for commercial launch of gaseous fuel engines and will share the risks of development.

     2. For products requested by Volvo, Westport will be reimbursed for engineering and related development costs at passage through each successful major development gate.

     3. Westport will arrange for or supply gas-related components.

     4. Westport expects to generate revenue on each new natural gas/biogas engine sold.

     "Our development and commercialization program with Volvo continues to develop, both in scale and scope" said David Demers, CEO of Westport
Innovations. "Natural gas and biogas are quickly becoming the alternative fuel of choice for commercial vehicles and we expect this will lead to a new generation of clean, low-emission engines from Volvo. As a world leader in innovation and quality, Volvo is a great partner to work with to capture such a burgeoning market opportunity."
     The current natural gas engine development program will result in an engine that will meet future emission requirements and be commercialized according to a mutually agreed timeline. Westport will also be working directly with the Volvo AB brands to help identify market development opportunities and assist in the infrastructure build-out of biogas and natural gas where needed.
     Westport originally entered into an agreement with Volvo in November,
2009, describing Westport as a Tier 1 Development Supplier for its heavy-duty natural gas engines and associated supply chain. This new agreement has evolved from the previous agreement noted.

     About Westport Innovations Inc.

     Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. The Westport HD System, comprised of the GX engine and LNG system for heavy-duty Class 8 trucks, offers class-leading emissions and allows trucking fleets to move to lower-cost, domestically available natural gas. Cummins Westport Inc., Westport's joint venture with
Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with Weichai Power focuses on the development and commercialization of Weichai engines with Westport HD systems. Westport's Juniper Engines Inc. offers liquefied petroleum gas (LPG)
and natural gas engine solutions for light-duty applications such as forklifts and automotive. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter
(at)WestportWPRT.

     Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, including with respect to future generation of revenues which are based on Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00004375E %CIK: 0001370416

     /For further information: Darren Seed, Vice President, Investor Relations
& Communications, Westport Innovations Inc., Phone: 604-718-2046, Email:
invest(at)westport.com/
     (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 08:00e 13-JUL-10